

Mail Stop 4631

September 15, 2009

Mr. Raymond J. De Hont
President and Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P.O. Box 144
Harleysville, PA 19438

RE: **Form 8-K Item 4.01 filed September 3, 2009**
        Form 8-K/A Item 4.01 filed September 11, 2009
        File #1-7763

Dear Mr. De Hont:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant